EXHIBIT 99.1

TeliaSonera Finland Announces New Management Team and Turn-Around Program for Future Growth and Restored Profitability

STOCKHOLM, Sweden, Nov. 29, 2005 (PRIMEZONE) -- TeliaSonera Finland today presents a turn-around program aimed at improving future growth and restoring profitability. The program comprises investments for future growth, a new operational structure and measures to achieve competitive cost levels. In addition a new management team is presented. The turn-around program is estimated to result in an additional annual cost reduction of MEUR 200 from 2008 with operational implementation expenditures of MEUR 100-150 and capital expenditures of around MEUR 50.

As earlier communicated additional measures, in excess of MEUR 100 measures already announced, are needed in TeliaSonera Finland in order to improve long-term growth and competitiveness. To this respect TeliaSonera Finland today presents a turn-around program.

"In designing the program we have been firm on the ambition of turning TeliaSonera Finland into a true market oriented service company with more people in the front line facing customers and giving service. Therefore the program also includes heavy investments in people, competence and infrastructure and not only cut downs. Even if it will take some time, I am convinced we will be able to bring TeliaSonera Finland into a much stronger position for the future," comments Juho Lipsanen, President TeliaSonera Finland.

The program consists of three parts: Investments for Future Growth, New Operational Structure and Competitive Cost Level Measures.

Investments for Future Growth

In order to create growth, investments will be made in a range of services in line with the group wide initiative for a Focused Service Portfolio. Broadband investments are aimed at exploiting opportunities, which includes broadband access, Voice over IP telephony and Internet based TV. The managed services area includes the combination and integration of IT and telecommunications services. Internet based data communication services, mobile voice services and mobile value added services will also contribute to growth.

To reflect the effects of the consolidation in the Finnish market and to gain sustainability in the market offerings, TeliaSonera Finland will also make an overhaul of current offerings and pricing models.

New Operational Structure from January 1, 2006 TeliaSonera Finland's operations will be organised in four customer oriented divisions.

- Consumer Mobile Services and Entertainment Division This division will be responsible for mobile operations and it will be managed from Helsinki.

- Enterprise iCt Division

The division will provide managed and communication services to corporate customers including the public sector. The division will be managed from Helsinki.

- Information Society Structures and Services Division The division will be responsible for the public fixed access network, broadband operations and content provision. The division will be managed from Turku.

- Customer Services and Systems Division The division will be responsible for supporting the other divisions with customer service, invoicing systems and other information and productions systems. The division will be managed from Helsinki.

The three first divisions will, with full result and balance sheet responsibility, be responsible for its customers, development activities and telecommunications networks related to its own operations.

Competitive Cost Level Measures

Along with the investments, cost reductions will be made through accelerated migration to IP-based network technology and accelerated IT-migration. Additional measures will be taken in order to achieve competitive cost levels in the operations. Several areas will be included such as sales and distribution, premises and subcontracting. The measures also include early retirement programs, reduction of cost of temporary workforce, voluntary personnel measures and non-replacement following personnel turnover. The number of jobs will be affected, but it is not possible to quantify the number today, as it is an effect of the gradual implementation of measures. The measures are estimated to result in an annual cost reduction of MEUR 200 from 2008 with operational implementation expenditures of MEUR 100-150 and capital expenditures of around MEUR 50. The cost reduction is in addition to the program already announced and resulting in an annual cost reduction of MEUR 100 from 2006.

``The number of employees will change due to the fact that we will use fewer network technologies, technological convergence, retirements and other natural causes. We have not initiated any employer/employee negotiations on personnel reductions," comments TeliaSonera Finland's President Juho Lipsanen.

Following discussion with the personnel organisations an agreement has been reached on the necessity of measures related to the turn-around program.

"The personnel program is the result of close cooperation between the shop stewards and the employer. It provides a way to look after the personnel during the long-term change that is beginning to take place. It also helps to create security in situations where fewer employees than before are needed in certain duties without directly launching any employer/employee negotiations aiming at redundancies," says Chief Shop Steward Taru Maria Solakivi.

New Management Team

A new management team has been appointed, effective as of January 1, 2006. The team comprises

Mr. Esa Korvenmaa, Chief Operating Officer Mr. Jukka Leinonen, Head of Networks and Technology Mr. Timo Levoranta, Head of Enterprise iCt Service Division Mr. Esa Neuvonen, Head of Business Control and Finance Mr. Juha Pentti, Head of Human Resources Mr. Esa Rautalinko, Head of Consumer Mobile Services and Entertainment Division Mr. Eero Sinkkonen, Head of Information Society Structures and Services Ms. Tiia Tuovinen, Head of Legal and Regulatory Affairs Mr. Juha-Pekka Weckstrom, Head of Products and Services Mr. Janne Yli-Ayho, Head of Customer Services and Systems Mr. Juho Lipsanen, President TeliaSonera Finland

TeliaSonera Finland will hold a press conference on the turn-around program and the new structure today, on November 29, 2005, at 12:30 -- 13:30 pm, Finnish time, Teollisuuskatu 15 premises (Helsinki, Vallila). The company's President Juho Lipsanen and members of the management team will be speaking at the press conference.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=156965&fn=wkr0001.pdf

CONTACT: TeliaSonera AB
         +46-(0)8-713 58 30